NO ACT

P.E. 12-1-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



December 11, 2007

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/11/2007

Re: Hewlett-Packard Company
Incoming letter dated December 1, 2007

Dear Mr. Chevedden:

This is in response to your letter dated December 1, 2007 concerning the shareholder proposal submitted to HP by Nick Rossi as custodian for Katrina Wubbolding. On November 30, 2007, we issued our response expressing our informal view that HP could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

December 1, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Hewlett-Packard Company (HPQ)
 # 3 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
Nick Rossi

Ladies and Gentlemen:

This is a third response to the company October 19, 2007 no action request, supplemented.

Under the company policy, intended to exclude this Rule 14a-8 proposal from a shareholder vote, the company will be free to adopt in future years a number of poison pills that are never subject to a shareholder vote. This does not sound like substantial implementation of a proposal calling for a shareholder vote on poison pills.

For the above reasons and the reasons in the two earlier responses it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Charles N. Charnas <Charles.Charnas@hp.com>
Corporate Secretary

END